SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

January 24, 2002

By Fax and Mail

Corporate Finance
Canadian Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Dear Sirs:

Re: Altai Resources Inc. ("Altai") - Incentive Stock Options

Please be informed of the following cancellation of stock options:

	Name	Position	No. of Option Shares	Exercise Price per Share	Cancellation Date	Reason
1.	Babu Gajaria	Director	34,000	$0.22	January 12, 2002	Resignation as director
2.	Babu Gajaria	Director	34,000	$0.30	January 12, 2002	Resignation as director
3.	Babu Gajaria	Director	32,000	$0.35	January 12, 2002	Resignation as director
4.	Niyazi Kacira	Officer/ Director	67,000	$0.14	January 19, 2002	Expiry of Option
5.	Maria Au	Officer/ Director	170,000	$0.14	January 19, 2002	Expiry of Option

As at January 20, 2002, the total number of issued and outstanding common shares of Altai is 22,918,554. As at January 20, 2002 and at today's date, the total outstanding stock options of Altai, after the above option cancellations, are 693,000 shares, which are 3.02% of the total outstanding and issued shares of the Company.

dlw 3/7

..../2

ATCDN012.Op/20124/ik

Altai currently has 1,803,073 shares paid for and listed for stock options , out of which 693,000 have been allocated as at January 20, 2002, leaving 1,110,073 listed and reserved shares for future option allocations.

Out of the 693,000 allocated stock option shares, 303,000 are granted as insider option shares.

Yours sincerely,

ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
United States Securities & Exchange Commission
- Attn: Office of International Corporate Finance

ATCDN012.Op/20124/ik